U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person*

    Zahren                           Bernard                 J.
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   (Last)                            (First)              (Middle)

   c/o U.S. Energy Systems, Inc.
   One North Lexington Avenue
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                                    (Street)

   White Plains                        NY                     10601
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

      5/11/01
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

     U.S. Energy Systems, Inc. (USEY)
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)
          Chief Executive Officer

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6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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


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Common Stock                             370,115                       D
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

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print of Type Responses)

                                                                          (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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


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Stock Option            5/11/01    5/10/11        Common Stock           500,000           $6.00           D
(Right to Buy)
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Series C                5/11/01                   Common Stock           151,015           $6.00           D
Preferred Stock
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Series C                5/11/01    5/11/06        Common Stock            75,394           $6.00           D
Warrants
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
Explanation of Responses:The shares of common stock reflected in Table I and the Series C Preferred Stock reflected on Table II include the following sercurities held in escrow to, among other things, satisfy U.S. Energy's claims for indemnification: 76,953 shares of common stock and 31,400 shares of common stock issuable upon conversion of 6,280 shares of Series C Preferred Stock. These tables do not reflect the indirect pecuniary interest in U.S. Energy securities which the reporting person may have by virtue of his ownership of membership interests in Energy Systems Investors, LLC ("ESI"), an entity which owns U.S. Energy sercurites. The reporting person does not exercise control over ESI and the number of U.S. Energy securities in which the reporting person may have an indirect pecuniary interest is not currently determinable.




  /s/Bernard J. Zahren                                          May 18, 2001
---------------------------------------------            -----------------------
     Bernard J. Zahren                                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                            (Print of Type Responses)

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